May 4, 2026

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	FreeCast, Inc.
Registration Statement on Form S-1 File No. 333-295161
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, FreeCast, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on Wednesday, May 6, 2026, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Jeffery Bahnsen of Bahnsen Legal Group, PLLC, counsel to the Registrant (“Counsel”), to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Counsel at (407) 808-5700.

If you have any questions regarding this request, please contact Counsel at (407) 808-5700.

Sincerely,

FREECAST, INC.

By:	/s/ William A. Mobley, Jr.
Name:	William A. Mobley, Jr.
Title:	Chief Executive Officer